KOKOMO ENTERPRISES INC.

NEWS RELEASE

Symbols: CNSX: KKO
                  OTCQB:  KKOEF

  Kokomo not proceeding with the Non-Brokered Private Placement

Vancouver, BC, October 24, 2011.  Kokomo Enterprises Inc. (the “Company” or “Kokomo”).  Further to the Company’s News Release dated May 19, 2011, Kokomo reports that due to current market conditions Kokomo shall not proceed with the announced non-brokered private placement for up to 2,000,000 Units of the securities of the Company at the price of $0.15 per Unit.

For more information on the Company, please contact us at (604) 681-1519.  In addition, please visit the Company’s website at www.kokomoenterprises.ca or the CNSX’s website at the following direct link.
http://www.cnsx.ca/Page.asp?PageID=2013&AA_RecordID=222.

On Behalf of the Board of Kokomo Enterprises Inc.

“Bedo H. Kalpakian”
Bedo H. Kalpakian
President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

KOKOMO ENTERPRISES INC.
Suite 1000, 1177 West Hastings St.
Vancouver, BC  V6E 2K3
Tel: 604 681-1519  Fax: 604 681-9428
www.kokomoenterprises.ca   email: info@kokomoenterprises.ca